Registration No.  333-64589
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 303

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on December 15, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                 The Illinois Target 10 Trust, Series 15
                The Minnesota Target 10 Trust, Series 16
                 The Missouri Target 10 Trust, Series 15
                 The Pacific Target 10 Trust, Series 11

Further detail regarding certain information provided in the Prospectus in the form of an "Information Supplement" may be obtained by calling the Trustee at 1-800-682-7520.

The Trusts. FT 303 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"). See "Schedule of Investments" for each Trust.


The Illinois Target 10 Trust, Series 15 (the "Illinois Target Trust") consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of December 11, 1998 (the "Stock Selection Date") which have their principal operations located in the State of Illinois and have a market capitalization in excess of $250 million.


The Minnesota Target 10 Trust, Series 16 (the "Minnesota Target Trust") consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of the Stock Selection Date which have their principal operations located in the State of Minnesota and have a market capitalization in excess of $250 million.

The Missouri Target 10 Trust, Series 15 (the "Missouri Target
Trust") consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of the Stock Selection Date which have their principal operations located in the State of Missouri and have a market capitalization in excess of $250 million.

The Pacific Target 10 Trust, Series 11 (the "Pacific Target Trust") consists of a portfolio of common stocks of the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington.

The objective of each Trust is to provide an above-average total return. With the exception of the Pacific Target Trust, each Trust seeks to achieve its stated objective through a combination of capital appreciation and dividend income. The Pacific Target Trust seeks to achieve its stated objective through capital appreciation. Units of the Trusts have not been designed so that their prices will parallel or correlate with movements in a particular index or indices against which the Trusts are measured, and it is expected that their prices will not do so. Each Trust has a mandatory termination date ("Mandatory Termination Date") of approximately 14 months from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that a Trust's objective will be achieved.

Each Unit of a Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the FT Series?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


            The date of this Prospectus is December 15, 1998

Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge for each Trust (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit), divided by the number of Units of such Trust outstanding. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing February 19, 1999, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through November 19, 1999, a deferred sales charge of $.0175 will also be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period. The minimum purchase for each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The sales charge for each Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"



Estimated Net Annual Distributions. The estimated net annual dividend distributions per Unit to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities) at the opening of business on the Initial Date of Deposit was $.3500, $.2939 and $.2464 for the Illinois Target Trust, Minnesota Target Trust and Missouri Target Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future. It should be noted that dividend yield is not a criterion for selection for the Pacific Target Trust.


Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on each December 31 and June 30 to Unit holders of record on December 15 and June 15, respectively, and again as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. Distributions of funds in the Capital Account, if any, will be made to Rollover Unit holders and others as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his or her pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder tendering 1,000 Units or more of a Trust may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Public Offering-Will There be a Secondary Market?" and "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in a New Trust. The

Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of each Trust (approximately 14 months after the Initial Date of Deposit). The portfolio of the New Trusts will contain equity securities of the companies which satisfy each New Trust's investment strategy at the time such New Trust is established. Unit holders may elect to have their proceeds reinvested into a New Trust by notifying the Trustee of this election by the Rollover Notification Date. Such a Unit holder's Units will be redeemed In-Kind, the distributed Equity Securities sold, and the proceeds reinvested into a New Trust at a reduced sales charge, provided such New Trust is offered and Units are available. Cash not invested in a New Trust will be distributed. Such Unit holders are "Rollover Unit holders." Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust. See "Summary of Essential Information" for each Trust. This exchange option may be modified, terminated or suspended. See "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust."


Termination. Commencing no later than the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 1,000 Units of a Trust. Unit holders not electing the "Rollover Option" or those not electing or eligible for an In-Kind Distribution will receive a cash distribution within a reasonable time after their respective Trust's termination. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market (which has recently experienced substantial volatility and significant declines), volatile interest rates or economic recession. Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed its comparative index or indices in certain years and (except for the Pacific Trust) may be considered contrarian in nature. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the contrarian nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. The Trusts are not designed to be a complete investment program for an investor. See "What are Some Additional Considerations for Investors?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-December 15, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                    The Illinois         The Minnesota
                                                                                    Target 10 Trust      Target 10 Trust
                                                                                    Series 15            Series 16
                                                                                    ________________     _______________
General Information
Initial Number of Units (1)                                                             15,000               15,002
Fractional Undivided Interest in the Trust per Unit (1)                               1/15,000             1/15,002
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)      $  148,507           $  148,526
     Aggregate Offering Price Evaluation of Equity Securities per Unit              $    9.900           $    9.900
     Maximum Sales Charge 2.75% of the Public Offering Price per Unit (2.778%
        of the net amount invested, exclusive of the deferred sales charge) (3)     $     .275           $     .275
Less Deferred Sales Charge per Unit                                                 $    (.175)          $    (.175)
     Public Offering Price per Unit (3)                                             $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                     $    9.725           $    9.725
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)                 $    9.725           $    9.725
Cash CUSIP Number                                                                   30264S 775           30264S 791
Reinvestment CUSIP Number                                                           30264S 783           30264S 809
Security Code                                                                            56272                56274
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                $    .0074           $    .0074
Evaluator's Annual Fee per Unit outstanding (5)                                     $    .0025           $    .0025
Portfolio Supervisor's Annual Fee per Unit outstanding (6)                          $    .0025           $    .0025
Estimated Organizational and Offering Costs per Unit (7)                            $    .0170           $    .0215

First Settlement Date                                 December 18, 1998
Rollover Notification Date                            February 1, 2000
Special Redemption and Liquidation Period             February 15, 2000 to February 29, 2000
Mandatory Termination Date                            February 29, 2000
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in a Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of June and December, commencing June 30, 1999.
______________

(1) As of the close of business on December 15, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Portfolio Supervisor's Annual Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately two months). See "Public Offering" and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-December 15, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                      The Missouri          The Pacific
                                                                                      Target 10 Trust       Target 10 Trust
                                                                                      Series 15             Series 11
                                                                                      _______________       _______________
General Information
Initial Number of Units (1)                                                               15,006                14,998
Fractional Undivided Interest in the Trust per Unit (1)                                 1/15,006              1/14,998
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)        $  148,565            $  148,485
     Aggregate Offering Price Evaluation of Equity Securities per Unit                $    9.900            $    9.900
     Maximum Sales Charge 2.75% of the Public Offering Price per Unit (2.778%
        of the net amount invested, exclusive of the deferred sales charge) (3)       $     .275            $     .275
     Less Deferred Sales Charge per Unit                                              $    (.175)           $    (.175)
     Public Offering Price per Unit (3)                                               $   10.000            $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                       $    9.725            $    9.725
Redemption Price per Unit (based on aggregate underlying
    value of Equity Securities less the deferred sales charge) (4)                    $    9.725            $    9.725
Cash CUSIP Number                                                                     30264S 817            30264S 833
Reinvestment CUSIP Number                                                             30264S 825            30264S 841
Security Code                                                                              56276                 56278
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                  $    .0074            $    .0074
Evaluator's Annual Fee per Unit outstanding (5)                                       $    .0025            $    .0025
Portfolio Supervisor's Annual Fee per Unit outstanding (6)                            $    .0025            $    .0025
Estimated Organizational and Offering Costs per Unit (7)                              $    .0160            $    .0315

First Settlement Date                                 December 18, 1998
Rollover Notification Date                            February 1, 2000
Special Redemption and Liquidation Period             February 15, 2000 to February 29, 2000
Mandatory Termination Date                            February 29, 2000
Discretionary Liquidation Amount                      The Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of June and December, commencing June 30, 1999.
______________

(1) As of the close of business on December 15, 1998, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Portfolio Supervisor's Annual Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately two months). See "Public Offering" and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "The FT Series-What are the Expenses and Charges?" Although the Trusts have a term of approximately 14 months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming, upon the termination of each Trust, the principal amount and distributions are rolled over into a New Trust subject only to the deferred sales charge.


                                                                      THE ILLINOIS                THE MINNESOTA
                                                                      TARGET 10 TRUST             TARGET 10  TRUST
                                                                      SERIES 15                   SERIES 16
                                                                      _________________           ________________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                         1.00%(a)      $.100         1.00%(a)       $.100
Deferred sales charge
   (as a percentage of public offering price)                         1.75%(b)       .175         1.75%(b)        .175
                                                                      ______        ______        ______         ______
                                                                      2.75%         $.275         2.75%          $.275
                                                                      ======        ======        ======         ======
Maximum Sales Charge imposed on Reinvested Dividends                  1.75%(c)      $.175         1.75%(c)       $.175

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                         .170%(d)      $.0170        .215%(d)       $.0215
                                                                      =======       =======       =======        =======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping,                    .115%         $.0115        .115%          $.0115
    administrative and evaluation fees
Other operating expenses                                              .009%          .0009        .009%           .0009
                                                                      ________      ________      ________       ________
   Total                                                              .124%         $.0124        .124%          $.0124
                                                                      ========      ========      ========       ========

                                                                      THE MISSOURI                 THE PACIFIC
                                                                      TARGET 10 TRUST              TARGET 10 TRUST
                                                                      SERIES 15                    SERIES 11
                                                                      _________________            ________________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                         1.00%(a)       $.100         1.00%(a)      $.100
Deferred sales charge
   (as a percentage of public offering price)                         1.75%(b)        .175         1.75%(b)       .175
                                                                      ______         ______        ______        ______
                                                                      2.75%          $.275         2.75%         $.275
                                                                      ======         ======        ======        ======
Maximum Sales Charge imposed on Reinvested Dividends                  1.75%(c)       $.175         1.75%(c)      $.175

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                         .160%(d)       $.0160        .315%(d)      $.0315
                                                                      =======        =======       =======       =======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping,
    administrative and evaluation fees
                                                                      .115%          $.0115        .115%         $.0115
Other operating expenses                                              .009%           .0009        .009%          .0009
                                                                      _______        _______       _______       _______
   Total                                                              .124%          $.0124        .124%         $.0124
                                                                      =======        =======       =======       =======

An investor would pay the following expenses on a $1,000 investment, assuming the estimated operating expense ratio and a 5% annual return on the investment throughout the periods.


                                                         EXAMPLE


               The Illinois Target        The Minnesota Target        The Missouri Target         The Pacific Target
               10 Trust, Series 15        10 Trust, Series 16         10 Trust, Series 15         10 Trust, Series 11
               ___________________        ____________________        ____________________        ___________________
1 Year         $ 30                       $ 31                        $ 30                        $ 32
3 Years        $ 73                       $ 74                        $ 72                        $ 77
5 Years        $118                       $120                        $117                        $125
10 Years       $242                       $246                        $241                        $257

The above examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

________________

(a) The initial sales charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0175 per Unit per month, irrespective of purchase or redemption price deducted over a ten-month period for each Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.75%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.75%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and to the remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period.

                 The Illinois Target 10 Trust, Series 15
                The Minnesota Target 10 Trust, Series 16
                 The Missouri Target 10 Trust, Series 15
                 The Pacific Target 10 Trust, Series 11
                                 FT 303

What is the FT Series?

FT 303 is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.


On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which may provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.


With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.


To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive an annual evaluation fee as set forth under "Summary of Essential Information" for providing evaluation services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the largest number of Units in a Trust outstanding during the period for which the compensation is paid.

The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information." Such fee will be based upon the largest number of Units of such Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in a Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."

The fees described above are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trusts outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; any offering costs incurred after the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. It is assumed for the discussion and opinions given below, that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind Distribution of stock is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of a Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisors regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for each Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which should be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by such Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisors.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest to the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The objective of each of the Trusts is to provide an above-average total return. With the exception of the Pacific Target Trust, each Trust seeks to achieve its stated objective through a combination of capital appreciation and dividend income. The Pacific Target Trust seeks to achieve its stated objective through capital appreciation.

Illinois Target Trust. The Illinois Target Trust consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of the Stock Selection Date which have their principal operations located in the State of Illinois and have a market capitalization in excess of $250 million.

Minnesota Target Trust. The Minnesota Target Trust consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of the Stock Selection Date which have their principal operations located in the State of Minnesota and have a market capitalization in excess of $250 million.

Missouri Target Trust. The Missouri Target Trust consists of a portfolio of common stocks of the ten companies with the highest dividend yield as of the Stock Selection Date which have their principal operations located in the State of Missouri and have a market capitalization in excess of $250 million.

Pacific Target Trust. The Pacific Target Trust consists of a portfolio of common stocks of the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington.


The Trusts may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. As a policy matter, any company that is the subject of an announced business combination which is expected to be concluded within six months of the Initial Date of Deposit has been excluded from the Trusts. The Illinois, Minnesota and Missouri Target Trusts will not invest in the common stocks of electric utility issuers, limited partnerships, real estate investment trusts ("REITs") or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Pacific Target Trust will not invest in common stocks of limited partnerships. The Sponsor's determination that a company has its principal operations located in a state is based on the fact that such company is headquartered in that state. No Trust will invest more than 5% of its portfolio in common stocks of companies which derive more than 15% of their revenues from securities-related activities. In formulating each Trust's objective, the Sponsor considered, among other things, the ability of the Equity Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results. Investors should be aware that there is no guarantee that the objective of the Trusts will be achieved because each Trust (with the exception of the Pacific Target Trust) is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Equity Securities can be affected by a variety of factors.


The yield for each Equity Security contained in a Trust (with the exception of the Pacific Target Trust, for which dividend yield is not a criterion for stock selection) was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Stock Selection Date. An investment in a Trust involves the purchase of a quality portfolio of attractive equities in one convenient purchase. Investing in stocks with high dividend yields may be effective in achieving certain of the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each comparative index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

The publisher of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") is not affiliated with the Sponsor and has not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

The publisher of the S&P 500 Index has not granted the Trusts or the Sponsor a license to use the S&P 500 Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index and it is expected that their prices will not parallel or correlate with such movements. The publisher of the S&P 500 Index has not participated in any way in the creation of the Trusts or in the selection of stocks in the Trusts and has not approved any information related thereto.

Hypothetical Performance Information


The following table shows hypothetical performance and information for the strategies employed by each Trust and the actual performance of the S&P 500 Index. It should be noted that in calculating hypothetical performance information for each Strategy, companies which, based on publicly available information at the time the respective strategy is applied, were the subject of an announced business combination expected to be completed within six months of the calculation were excluded from the respective Strategy Stocks. Hypothetical performance information for the strategies employed by the Trusts includes financial information of entities which at the time of initial calculations were organized as corporations but which were previously organized as limited partnerships. The initial calculations of the various strategies were as follows: Illinois Target Trust and Missouri Target Trust, April 1996; Minnesota Target Trust, December, 1995 and Pacific Target Trust, April, 1997. In addition, such comparative calculations exclude financial information of corporations which did not exist at the time of initial calculations but which may have been in existence (and therefore potentially includable in the universe of potential corporations) in prior years. Corporations which cease to exist will remain in the historical return comparisons through the date of initial calculations; however, the portion of the comparative calculations subsequent to the date of such a corporation's ceasing to exist will include only the financial information of corporations which meet the criteria established by the Sponsor at the time such comparisons are calculated. Modifications to these assumptions would alter the results of the comparative calculations. The returns shown in the following table are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform its comparative index over the life of a Trust or over consecutive rollover periods, if available.


A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trusts' maturities vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

Annualized Performance Information


The following table compares the hypothetical performance of the Illinois Target, Minnesota Target, Missouri Target and Pacific Target Strategy Stocks in each of the years listed below, as of December 31 in each of those years (and as of the most recent quarter).


                                                  COMPARISON OF TOTAL RETURN (2)

                         Hypothetical One-Year Strategy Total Returns                                 Index Total Returns
                         ____________________________________________                                 ___________________

Year Ended      Illinois           Minnesota        Missouri           Pacific
12/31           Target Trust       Target Trust     Target Trust       Target Trust                         S&P 500 (2)
_________       ____________       ____________     ____________       ____________                         __________
1983             33.13%            23.52%            30.19%            20.53%                               22.28%
1984             19.49%             1.87%            -0.36%             3.71%                                6.22%
1985             38.26%            47.37%            30.23%            20.59%                               31.77%
1986             22.80%            17.98%            10.53%            17.94%                               18.31%
1987              4.34%             4.02%             2.78%             6.31%                                5.33%
1988             26.35%            17.52%            40.09%            14.98%                               16.64%
1989             26.94%            33.04%            34.99%            31.40%                               31.35%
1990            -19.51%             2.26%           -11.88%            -4.01%                               -3.30%
1991             55.62%            42.21%            51.13%            29.55%                               30.40%
1992             18.46%            20.15%            18.66%            17.27%                                7.62%
1993             24.73%             8.48%            23.93%            15.74%                                9.95%
1994              2.24%             0.37%            -3.39%             6.61%                                1.34%
1995             55.78%            27.32%            24.42%            43.34%                               37.22%
1996             15.12%            17.23%            24.32%            51.70%                               22.82%
1997             17.86%            34.18%            51.10%            23.23%                               33.21%
1998             -1.86%            -7.33%            -2.85%             8.50%                                5.98%
thru 9/30

____________

(1) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading days of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. The S&P 500 Index is an unmanaged index and does not incur sales charges, commissions, expenses or taxes and is not available for direct investment. Total returns of the Illinois Target, Minnesota Target, Missouri Target and Pacific Target Strategy Stocks, respectively, do not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

(2) The S&P 500 Index is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's.


There can be no assurance that the Portfolios of the Trusts will outperform the S&P 500 Index over a 14-month period or over consecutive rollover periods, if available. Past performance is no guarantee of future results.


What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. The Equity Securities selected for the Trusts (with the exception of the Pacific Target Trust) generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index. The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trusts, or that the Equity Securities will continue to be included in the respective indices.

Certain or all of the Equity Securities in the Trusts (except the Pacific Target Trust) may be small-cap company stocks. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Equity Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Certain of the issuers of Equity Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Equity Securities and the value of Units of Trusts containing such Equity Securities.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.


An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The U.S. markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index and the Dow Jones Industrial Average (the "DJIA") declined 4.60% and 7.09%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500 Index and the DJIA declined by 8.97% and 11.32%, respectively. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.


Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the

Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, other than tobacco litigation discussed under "What are Some Additional Considerations for Investors?- Risk Factors," there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the tobacco industry, the environment or the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit), divided by the number of Units of such Trust outstanding. Commencing February 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 19, 1999, a deferred sales charge of $.0175 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period.


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a

Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus estimated organizational and offering costs, divided by the number of Units of such Trust outstanding and reduced by the deferred sales charge not yet paid.

The minimum purchase of each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                             Maximum
Dollar Amount of Transaction at                                              Sales               Net Dealer
Public Offering Price*                               Discount                Charge              Concession
_______________________________                      ________                _______             __________
$50,000 but less than $100,000                       0.25%                   2.50%               2.00%
$100,000 but less than $150,000                      0.50%                   2.25%               1.75%
$150,000 but less than $500,000                      0.85%                   1.90%               1.40%
$500,000 but less than $1,000,000                    1.00%                   1.75%               1.25%
$1,000,000 or more                                   1.75%                   1.00%               0.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate same day purchases of Units of the Trusts contained in this Prospectus and units of other unit investment trusts containing equity securities of which the Sponsor acted as Principal Underwriter which are currently in the initial offering period for purposes of qualifying for volume purchase discounts listed above. The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. Unit holders of Delaware Investments Unit Investment Trust, Series 14 may use their redemption proceeds to purchase Units of the Trusts subject to the maximum deferred sales charge on such Units (for such purchases of $1,000,000 or more, such charge shall be limited to 1.00%), deferred as set forth above. Investors who have executed a letter of intent indicating their intention to purchase a specified dollar amount of Units of any unit investment trust containing equity securities of which the Sponsor acts as Principal Underwriter from any broker/dealer during the initial offering period are eligible to receive a volume discount as set forth in the above table based on the amount of intended aggregate purchases. The letter of intent will specify the amount of intended aggregate purchases which must be purchased over a 13-month period. The initial purchase made pursuant to a letter of intent must equal at least 5% of the amount of intended aggregate purchases. Units purchased with rollover proceeds, reinvested dividends, redemption or termination proceeds from other unit investment trusts or other similar transactions will not be counted to reach the amount of intended aggregate purchases. In the event that total purchases by an investor pursuant to a letter of intent over the 13-month period are less than the amount specified in the letter of intent, the selling broker/dealer shall take such action as is necessary to receive from the investor the difference between the amounts the investor paid for units pursuant to the letter of intent and the amounts which the investor would have paid if the higher sales charge had been applied. It is the responsibility of the selling broker/dealer to notify the Sponsor of each sale made pursuant to a letter of intent. All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of volume purchase discounts. Investors who, as a result of volume purchase discounts, are eligible to purchase Units subject to a Maximum Sales Charge of less than the applicable maximum deferred sales charge amount will be credited the difference between this Maximum Sales Charge and the deferred sales charge at the time of purchase. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, unit holders may utilize their redemption or termination proceeds received from trusts sponsored by the Sponsor, or their termination proceeds from other unit investment trusts having a similar strategy as the Trusts, to purchase Units of the Trusts, subject to a deferred sales charge of $.0175 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Unit holders who redeem units of trusts sponsored by the Sponsor should note that they will be assessed the amount of any remaining deferred sales charge on such units at the time of redemption. Except as described below, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price, less the applicable dealer concession. The Sponsor and certain dealers may establish a schedule by which employees, officers and directors of such dealers (as described above) are able to purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealer for activities relating to the sale of such Units (the "Employee Dealer Concession").

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"


Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.


The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The calculation of the aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates, if requested, representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit, additional Units created on subsequent Date(s) of Deposit, and Units reacquired by the Sponsor and resold during the initial offering period, will be sold at the current Public Offering Price. Upon the termination of the initial offering period, Units reacquired in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 2.25% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $0.13 per Unit on purchases by Rollover Unit holders or on the sale of Units subject only to the remaining deferred sales charge. In addition, dealers and others will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units. Such concession will vary based upon the month of a Trust's Initial Date of Deposit. Notwithstanding the foregoing, dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts set forth below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales per Trust                                     Additional Concession
_____________________                                     _____________________
$40,000,000 but less than $50,000,000                     0.050%
$50,000,000 but less than $75,000,000                     0.125%
$75,000,000 but less than $100,000,000                    0.150%
$100,000,000 or more                                      0.200%


No dealer concessions will be made for sales to "wrap fee accounts" or similar arrangements, or for sales made to employees, officers and directors of the Sponsor, dealers or vendors providing services to the Sponsor, except for amounts paid to certain dealers pursuant to the Employee Dealer Concession. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. or investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Index, the S&P Industrial Index, Ibbotson Small-Cap Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to 2.75% of the Public Offering Price of the Units (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.


In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge of 2.75% of the Public Offering Price for each Trust) or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.


Will There be a Secondary Market?


After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his or her Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his or her Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Equity Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity

Securities; (2) the aggregate value of the Equity Securities held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. During the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.

The aggregate value of the Equity Securities for purposes of the Redemption Price during the secondary market and the secondary market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information." The Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of the Trusts.


All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period, or such latter date as permitted by the Trustee, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.


The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that certain Equity Securities have different settlement dates and that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than five days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units once all the proceeds become available; accordingly, proceeds may be uninvested for up to several days. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.175 per unit for the New Series of a Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a limited time period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to a semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit Holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before a Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Equity Securities on behalf of the Trusts.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, liquidation of a Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Trusts the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts


The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more specific risk information concerning the Trusts.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 303


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 303, comprised of The Illinois Target 10 Trust, Series 15; The Minnesota Target 10 Trust, Series 16; The Missouri Target 10 Trust, Series 15 and The Pacific Target 10 Trust, Series 11 as of the opening of business on December 15, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on December 15, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 303, comprised of The Illinois Target 10 Trust, Series 15; The Minnesota Target 10 Trust, Series 16; The Missouri Target 10 Trust, Series 15 and The Pacific Target 10 Trust, Series 11 at the opening of business on December 15, 1998 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
December 15, 1998

                                                 Statements of Net Assets

                                                                   FT 303
                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998



                                                                                      The Illinois        The Minnesota
                                                                                      Target 10 Trust     Target 10 Trust
                                                                                      Series 15           Series 16
                                                                                      _______________     _______________
NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)             $148,507            $148,526
Less accrued organizational and offering costs (3)                                        (255)               (323)
Less liability for deferred sales charge (4)                                            (2,625)             (2,625)
                                                                                      ________            ________
Net assets                                                                            $145,627            $145,578
                                                                                      ========            ========
Units outstanding                                                                       15,000              15,002

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                 $150,007            $150,027
Less sales charge (5)                                                                   (4,125)             (4,126)
Less estimated organizational and offering costs (3)                                      (255)               (323)
                                                                                      ________            ________
Net assets                                                                            $145,627            $145,578
                                                                                      ========            ========


                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $800,000 issued by The Chase Manhattan Bank, which will be allocated among each of the four Trusts in FT 303, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0170 and $.0215 per Unit for the Illinois Target Trust and Minnesota Target Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on February 19, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 19, 1999. If Units are redeemed prior to November 19, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                 Statements of Net Assets

                                                                   FT 303
                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998



                                                                                      The Missouri        The Pacific
                                                                                      Target 10 Trust     Target 10 Trust
                                                                                      Series 15           Series 11
                                                                                      _______________     _______________
NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)             $148,565            $148,485
Less accrued organizational and offering costs (3)                                        (240)               (472)
Less liability for deferred sales charge (4)                                            (2,626)             (2,625)
                                                                                      ________            ________
Net assets                                                                            $145,699            $145,388
                                                                                      ========            ========
Units outstanding                                                                       15,006              14,998

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                 $150,066            $149,985
Less sales charge (5)                                                                   (4,127)             (4,125)
Less estimated organizational and offering costs (3)                                      (240)               (472)
                                                                                      ________            ________
Net assets                                                                            $145,699            $145,388
                                                                                      ========            ========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $800,000 issued by The Chase Manhattan Bank, which will be allocated among each of the four Trusts in FT 303, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0160 and $.0315 per Unit for the Missouri Target Trust and Pacific Target Trust, respectively, based upon the expected number of Units to be created for each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on February 19, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 19, 1999. If Units are redeemed prior to November 19, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments

                                  THE ILLINOIS TARGET 10 TRUST, SERIES 15
                                                                   FT 303

                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998



                                                                     Percentage                   Cost of
Number                                                               of Aggregate   Market        Equity           Current
of          Ticker Symbol and Name of                                Offering       Value per     Securities to    Dividend
Shares      Issuer of Equity Securities (1)                          Price          Share         the Trust (2)    Yield (3)
______      _______________________________                          ____________   _________     _____________    _________
  803       CAS  A.M. Castle & Company                                 10%          $18.500       $ 14,856         4.22%
  598       FSS  Federal Signal Corporation                            10%           24.813         14,838         2.86%
  333       AJG  Arthur J. Gallagher & Company                         10%           44.563         14,840         3.14%
1,228       GPFI Grand Premier Financial, Inc.                         10%           12.094         14,851         2.71%
1,115       HLR  Hollinger International, Inc. (Class A)               10%           13.313         14,844         4.13%
  449       NLC  Nalco Chemical Company                                10%           33.063         14,845         3.02%
  367       GAS  Nicor, Inc.                                           10%           40.438         14,841         3.66%
  397       PGL  People's Energy Corporation                           10%           37.438         14,863         5.13%
  216       UNIT Unitrin, Inc.                                         10%           68.875         14,877         3.77%
  632       WGOV Woodward Governor Company                             10%           23.500         14,852         3.96%
                                                                     _____                        _________
                 Total Investments                                    100%                        $148,507
                                                                     =====                        =========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 15, 1998. The Trust has a mandatory termination date of February 29, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on December 14, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,507. Cost and loss to Sponsor relating to the Equity
Securities sold to the Trust were $149,096 and $589, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

Page 36
                                                  Schedule of Investments

                                 THE MINNESOTA TARGET 10 TRUST, SERIES 16
                                                                   FT 303

                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998




                                                                     Percentage                  Cost of
Number                                                               of Aggregate   Market       Equity           Current
of          Ticker Symbol and Name of                                Offering       Value per    Securities to    Dividend
Shares      Issuer of Equity Securities (1)                          Price          Share        the Trust (2)    Yield (3)
______      _______________________________                          ____________   _________    _____________    _________
932        ANLY Analysts International Corporation                   10.67%         $17.000       $ 15,844        2.35%
435        BMS  Bemis Company, Inc.                                  10.65%          36.375         15,823        2.42%
196        DRC  Dain Rauscher Corporation (4)                         4.01%          30.375          5,954        2.90%
449        DLX  Deluxe Corporation                                   10.66%          35.250         15,827        4.20%
213        GIS  General Mills, Inc.                                  10.68%          74.500         15,869        2.95%
739        IMC  International Multifoods Corporation                 10.67%          21.438         15,843        3.73%
651        JOS  Jostens, Inc.                                        10.66%          24.313         15,828        3.62%
213        MMM  Minnesota Mining & Manufacturing
                 Company                                             10.67%          74.438         15,855        2.96%
456        SPC  St. Paul Companies, Inc.                             10.67%          34.750         15,846        2.88%
683        TCB  TCF Financial Corporation                            10.66%          23.188         15,837        2.80%
                                                                     ______                       ________
                 Total Investments                                     100%                       $148,526
                                                                     ======                       ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 15, 1998. The Trust has a mandatory termination date of February 29, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on December 14, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,526. Cost and loss to Sponsor relating to the Equity
Securities sold to the Trust were $148,768  and $242, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

(4) Because this stock is of a securities-related issuer, initial purchases do not exceed 5% of the Trust's total assets; purchases of each of the other stocks have been increased correspondingly.

Page 37

                                                  Schedule of Investments

                                  THE MISSOURI TARGET 10 TRUST, SERIES 15
                                                                   FT 303

                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998



                                                                   Percentage                  Cost of
Number                                                             of Aggregate   Market       Equity        Current
of         Ticker Symbol and Name of                               Offering       Value per    Securities    Dividend
Shares     Issuer of Equity Securities (1)                         Price          Share        to Trust (2)  Yield (3)
______    _______________________________________                  ____________   _________    ____________  _________
808       ACI      Arch Coal, Inc.                                  10%           $18.375      $ 14,847      2.50%
852       BG       Brown Group Incorporated                         10%            17.438        14,857      2.29%
366       HRB      H&R Block Incorporated                           10%            40.625        14,869      2.46%
182       KCLI     Kansas City Life Insurance Company               10%            81.750        14,879      2.20%
560       KWD      Kellwood Company                                 10%            26.500        14,840      2.42%
603       LG       Laclede Gas Company                              10%            24.625        14,849      5.44%
487       MKG      Mallinckrodt Incorporated                        10%            30.500        14,853      2.16%
254       MAY      May Department Stores Company                    10%            58.500        14,859      2.17%
326       MTL      Mercantile Bancorporation                        10%            45.563        14,854      2.72%
327       UMBF     UMB Financial Corporation                        10%            45.438        14,858      1.76%
                                                                   ______                      ________
                           Total Investments                       100%                        $148,565
                                                                   ======                      ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 15, 1998. The Trust has a mandatory termination date of February 29, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on December 14, 1998, the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,565. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,188 and $1,623, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

Page 38
                                                  Schedule of Investments

                                   THE PACIFIC TARGET 10 TRUST, SERIES 11
                                                                   FT 303

                                        At the Opening of Business on the
                                Initial Date of Deposit-December 15, 1998



                                                                   Percentage                    Cost of
Number                                                             of Aggregate    Market        Equity         Market
of         Ticker Symbol and Name of                               Offering        Value per     Securities     Capital-
Shares     Issuer of Equity Securities (1)                         Price           Share         to Trust (2)   ization (3)
______    _______________________________________                  ____________     _______      ____________   __________
261       ATI      AirTouch Communications, Inc.                    10%            $ 56.938      $ 14,861       $ 32,572
442       BA       Boeing Company                                   10%              33.563        14,835         33,533
173       CHV      Chevron Corporation                              10%              85.688        14,824         55,903
185       CSCO     Cisco Systems, Inc.                              10%              80.375        14,869        126,916
486       DIS      Walt Disney Company                              10%              30.563        14,854         62,613
234       HWP      Hewlett-Packard Company                          10%              63.500        14,859         65,857
133       INTC     Intel Corporation                                10%             111.563        14,838        185,975
116       MSFT     Microsoft Corporation                            10%             127.938        14,841        319,021
400       ORCL     Oracle Corporation                               10%              37.125        14,850         36,082
429       WFC      Wells Fargo & Company                            10%              34.625        14,854         56,093
                                                                   ______                        ________
                           Total Investments                       100%                          $148,485
                                                                   ======                        ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 15, 1998. The Trust has a mandatory termination date of February 29, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on December 14, 1998, the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,485. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,425 and $940, respectively.

(3) Market Capitalization is in millions of dollars and is based on the market value as of the close of trading on December 14, 1998.

Page 39

CONTENTS:

Summary of Essential Information:
    The Illinois Target 10 Trust, Series 15               4
    The Minnesota Target 10 Trust, Series 16              4
    The Missouri Target 10 Trust, Series 15               5
    The Pacific Target 10 Trust, Series 11                5
FT 303:
    What is the FT Series?                                8
    What are the Expenses and Charges?                    9
    What is the Federal Tax Status of Unit Holders?      10
    Are Investments in the Trusts Eligible for
       Retirement Plans?                                 13
Portfolio:
    What are the Equity Securities?                      14
    Hypothetical Performance Information                 15
    Annualized Performance Information                   15
    What are Some Additional Considerations for
       Investors?                                        16
        Risk Factors                                     16
Public Offering:
    How is the Public Offering Price Determined?         19
    How are Units Distributed?                           22
    What are the Sponsor's Profits?                      23
    Will There be a Secondary Market?                    23
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 24
    How are Income and Capital Distributed?              24
    What Reports will Unit Holders Receive?              25
    How May Units be Redeemed?                           26
    Special Redemption, Liquidation and
        Investment in a New Trust                        27
    How May Units be Purchased by the Sponsor?           29
    How May Equity Securities be Removed from a Trust?   29
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  30
    Who is the Trustee?                                  30
    Limitations on Liabilities of Sponsor and Trustee    30
    Who is the Evaluator?                                31
Other Information:
    How May the Indenture be Amended or Terminated?      31
    Legal Opinions                                       32
    Experts                                              32
    Supplemental Information                             32
Report of Independent Auditors                           33
Statements of Net Assets:
    The Illinois Target 10 Trust, Series 15              34
    The Minnesota Target 10 Trust, Series 16             34
    The Missouri Target 10 Trust, Series 15              35
    The Pacific Target 10 Trust, Series 11               35
Schedules of Investments:
    The Illinois Target 10 Trust, Series 15              36
    The Minnesota Target 10 Trust, Series 16             37
    The Missouri Target 10 Trust, Series 15              38
    The Pacific Target 10 Trust, Series 11               39

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                 THE ILLINOIS TARGET 10 TRUST, SERIES 15
                THE MINNESOTA TARGET 10 TRUST, SERIES 16
                 THE MISSOURI TARGET 10 TRUST, SERIES 15
                 THE PACIFIC TARGET 10 TRUST, SERIES 11

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132


                            December 15, 1998


Page 40

                   First Trust (registered trademark)

                      ILLINOIS TARGET TRUST SERIES
                      MINNESOTA TARGET TRUST SERIES
                      MISSOURI TARGET TRUST SERIES
                       PACIFIC TARGET TRUST SERIES

                              The FT Series

                         Information Supplement


This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The FT Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.



This Information Supplement is dated December 15, 1998. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
    Equity Securities                                                           1
Concentrations
   Banks and Thrifts                                                            2
   Insurance Companies                                                          3
   Petroleum Refining Companies                                                 5
   Small-Cap Companies                                                          6
   Technology Companies                                                         6
Portfolios
   Equity Securities Selected for The Illinois Target Trust                     7
   Equity Securities Selected for The Minnesota Target Trust                    8
   Equity Securities Selected for The Missouri Target Trust                     9
   Equity Securities Selected for The Pacific Target Trust                      9

Risk Factors


Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index and the DJIA declined

4.60% and 7.09%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500 and the DJIA declined by 8.97% and 11.32%, respectively. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.


Insurance Companies. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.



The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.



All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.



Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.



Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.



Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Equity Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Technology Companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Equity Securities in a Trust.


Portfolios

Equity Securities Selected for The Illinois Target 10 Trust, Series 15


A.M. Castle & Company, headquartered in Franklin Park, Illinois, distributes specialty metals, including carbon, alloy and stainless steels; nickel alloys; aluminum; copper; brass and titanium.


Federal Signal Corporation, headquartered in Oak Brook, Illinois, makes and supplies safety, signaling and communications equipment, fire rescue products, street sweeping and vacuum loader vehicles, parking control equipment, custom on-premise signage, carbide cutting tools, precision punches and related die components.

Arthur J. Gallagher & Company, headquartered in Itasca, Illinois, provides insurance brokerage, risk management and related services to a wide variety of commercial, industrial, institutional and governmental organizations.


Grand Premier Financial, Inc., headquartered in Wauconda, Illinois, through subsidiaries, operates a banking business in Illinois; and provides fiduciary and investment services, casualty and life insurance; and data processing and operational services.


Hollinger International, Inc. (Class A), headquartered in Chicago, Illinois, publishes English language newspapers in the United States, the United Kingdom, Canada and Israel, including daily newspapers, paid non-daily newspapers and various magazines and other publications. Major publications include the Chicago Sun-Times and the Daily Telegraph.

Nalco Chemical Company, headquartered in Naperville, Illinois, produces and sells chemicals, technology, services and systems used in water treatment, pollution control, energy conservation, electricity generation, steelmaking, papermaking, commercial building utility systems, mining and mineral processing and other industrial processes.

Nicor, Inc., headquartered in Naperville, Illinois, supplies natural gas at retail to commercial and industrial customers in northern Illinois, and operates a fleet of ocean vessels which provide containerized shipping services to ports in the Caribbean, Central America and Mexico.

People's Energy Corporation, headquartered in Chicago, Illinois, through subsidiaries, distributes natural gas in Chicago and other communities in Illinois. Other operations include management related services; and, through a partnership, on-site fueling services for natural gas-powered fleet vehicles.

Unitrin, Inc., headquartered in Chicago, Illinois, provides property and casualty insurance, life and health insurance and consumer finance services. Through its subsidiaries, the company conducts operations in three segments: Property and Casualty Insurance, Life and Health
Insurance and Consumer Finance.

Woodward Governor Company, headquartered in Rockford, Illinois, makes hydromechanical and electronic controls, fuel-delivery systems, actuators, valves and related components.

Equity Securities Selected for The Minnesota Target 10 Trust, Series 16


Analysts International Corporation, headquartered in Minneapolis,
Minnesota, provides services to assist users of computer equipment in the development and maintenance of custom applications software programs and the maintenance of systems software, through regional and branch offices in 21 states.


Bemis Company, Inc., headquartered in Minneapolis, Minnesota, makes flexible packaging products and pressure-sensitive materials. The primary market for the company's products is the food industry. Other markets include companies in the chemical, agribusiness, pharmaceutical, medical, printing and graphic industries.

Dain Rauscher Corporation, headquartered in Minneapolis, Minnesota, provides investment banking, securities brokerage and money management services.

Deluxe Corporation, headquartered in St. Paul, Minnesota, provides check printing, electronic funds transfer and related services to the financial industry; payment protection services; electronic benefit transfer services to state governments; direct mail checks; and tax forms and electronic tax filing services.

General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products.

International Multifoods Corporation, headquartered in Wayzata, Minnesota, processes and distributes specialty foods. The company produces appetizers, ethnic foods, specialty meats and bakery products to commercial customers, convenience stores, warehouse clubs, vending operators, and pizza, Mexican and Italian restaurants in the United States. The company produces flour and pickles in Canada and spices in Venezuela.

Jostens, Inc., headquartered in Minneapolis, Minnesota, makes and sells class rings, graduation products, yearbooks, student photography packages, sports awards, customized business performance and service awards and customized affinity products.

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, makes and sells consumer, industrial and life sciences products for the automotive, chemicals, industrial, electronics, communications, office, consumer, medical products, pharmaceuticals, dental, personal care, and traffic and personal safety products markets.

St. Paul Companies, Inc., headquartered in St. Paul, Minnesota, with subsidiaries, provides a broad range of commercial and consumer-related insurance products and services, including property-liability insurance underwriting and reinsurance. The company also provides risk advisory services and investment banking-asset management services.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related; and makes consumer finance loans.

Equity Securities Selected for The Missouri Target 10 Trust, Series 15

Arch Coal, Inc., headquartered in St. Louis, Missouri, produces steam and metallurgical coal from surface and deep mines in Illinois, Kentucky, Virginia, West Virginia and Wyoming for sale to utility, industrial and export markets.

Brown Group Incorporated, headquartered in St. Louis, Missouri, operates retail shoe stores; imports, makes, and conducts foreign sourcing; and sells women's, children's and men's footwear. The company operates footwear stores in the United States and Canada.

H&R Block Incorporated, headquartered in Kansas City, Missouri, through subsidiaries, provides income tax preparation, electronic filing of income tax returns and other tax-related services through offices in the United States, Australia, Canada and Europe. The company also provides financial services, online and Internet access services, and network access, management and applications.

Kansas City Life Insurance Company, headquartered in Kansas City, Missouri, through subsidiaries, writes individual life insurance and annuity policies and individual disability income policies. The company also accepts reinsurance under individual life policies and group life and health policies. The company sells its products in 48 states and Washington, D.C.

Kellwood Company, headquartered in St. Louis, Missouri, makes and sells apparel for men, women and children. The company also makes and sells tents and sleeping bags, as well as other soft goods products. Products are primarily sold to retailers under either the company's own brand names and labels or customer's private labels.

Laclede Gas Company, headquartered in St. Louis, Missouri, supplies natural gas in St. Louis, St. Louis County and eight other counties in Missouri. The company operates underground natural gas storage fields and transports and stores liquid propane.

Mallinckrodt Incorporated, headquartered in St. Louis, Missouri, produces respiratory products, diagnostic imaging agents and pharmaceutical products. Principal products include oxygen monitoring, critical care ventilation, airway management, contrast media, radiopharmaceuticals, pharmaceuticals for pain relief and certain chemicals.

May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank" in 30 states and Washington, D.C.

Mercantile Bancorporation, headquartered in St. Louis, Missouri, through subsidiaries, conducts a general banking and trust business in Arkansas, Illinois, Iowa, Kansas, Kentucky and Missouri.


UMB Financial Corporation, headquartered in Kansas City, Missouri, conducts a general commercial banking business through offices in Colorado, Illinois, Kansas, Missouri, Nebraska and Oklahoma; provides credit card related services; acquires, holds and leases real estate; reinsures credit life and disability insurance; and provides discount brokerage services.


Equity Securities Selected for The Pacific Target 10 Trust, Series 11

AirTouch Communications, Inc., headquartered in San Francisco,
California, provides wireless telecommunications services to subscribers in the United States, Europe and Asia; and paging services in the United States.

Boeing Company, headquartered in Seattle, Washington, develops, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also researches, develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas; refines crude oil into finished petroleum products; transports and markets crude oil, natural gas and petroleum products; and makes chemicals for industrial uses.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Microsoft Corporation, headquartered in Redmond, Washington, develops, makes, licenses and supports a wide range of software products, including operating systems, server applications, business and consumer productivity applications, software development tools and Internet software and technologies. Windows is the company's flagship PC operating system.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence and business applications.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking and mortgage banking business and provides consumer finance services through offices in 48 states, Guam, Canada, the Caribbean and Central America. The company also provides various other financial services.


The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits




                               S-1
                           SIGNATURES

     The Registrant, FT 303, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 303, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 15, 1998.

                              FT 303

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   December 15, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated December 15, 1998 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-64589) and related Prospectus of FT 303.



                                               ERNST & YOUNG LLP


Chicago, Illinois
December 15, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.





                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 303 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).




                               S-6